As filed with the Securities and Exchange Commission on March 31, 2005

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-3

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

AXESSTEL, INC.

(Exact name of registrant as specified in its charter)

Nevada	3661	91-1982205
(State or other jurisdiction	(Primary Standard Industrial	(I.R.S. Employer
of incorporation or organization)	Classification Code Number)	Identification Number)

6815 Flanders Drive, Suite 210

San Diego, CA 92121

(858) 625-2100

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Mike H.P. Kwon

Chief Executive Officer

Axesstel, Inc.

6815 Flanders Drive, Suite 210

San Diego, CA 92121

(858) 625-2100

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

Copies to:

John J. Hentrich, Esq.

John D. Tishler, Esq.

Robert L. Wernli, Jr., Esq.

Sheppard Mullin Richter & Hampton LLP

12544 High Bluff Drive, Suite 300

San Diego, CA 92130

Ph (858) 720-8900

Fax (858) 509-3691

David Morash

President, Chief Operating Officer

and Acting Chief Financial Officer

Helen Chao, Esq.

Secretary and General Counsel

Axesstel, Inc.

6815 Flanders Drive, Suite 210

San Diego, CA 92121

Ph (858) 625-2100

Fax (858) 625-2110

Approximate date of commencement of proposed sale to the public:

From time to time after the effective date of this Registration Statement, as determined by the selling security holders.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.  ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.  ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.  ☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment that specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered(1)	Proposed Maximum Offering Price Per Share(1)	Proposed Maximum Aggregate Offering Price(2)	Amount of Registration Fee
Common Stock, $0.0001 par value per share	3,062,761	$4.26	$13,047,362	$1,536

(1)	In the event of a stock split, stock dividend or similar transaction involving the common stock, in order to prevent dilution, the number of shares registered shall be automatically increased to cover the additional shares in accordance with Rule 416(a) under the Securities Act of 1933.
(2)	Estimated solely for the purpose of computing the registration fee required by Section 6(b) of the Securities Act in accordance with Rule 457(c) under the Securities Act based on the average of the high and low sales prices of the registrant’s Common Stock on the American Stock Exchange on March 24, 2005.

The information in this prospectus is not complete and may be changed. The securityholders identified in this prospectus may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to completion, dated March 31, 2005

PROSPECTUS

AXESSTEL, INC.

3,062,761 Shares

Common Stock

This prospectus relates to the sale of up to 3,062,761 shares of our common stock by the selling stockholders identified in this prospectus. The prices at which the selling stockholders may sell the shares will be determined by the prevailing market price for the shares or in negotiated transactions. We are not selling any shares of common stock in this offering and therefore will not receive any proceeds from this offering.

Our common stock is traded on the American Stock Exchange under the symbol “AFT.” On March 30, 2005 the last reported sales price for our common stock on the American Stock Exchange was $4.45 per share.

Investing in the common stock being offered by this prospectus is highly speculative and involves a high degree of risk. You should purchase these securities only if you can afford a complete loss of your investment. See “ Risk Factors” beginning on page 2 of this prospectus for factors you should consider before buying shares of our common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is             , 2005

INFORMATION CONTAINED IN THIS PROSPECTUS

You should rely only on the information we have provided or incorporated by reference in this prospectus. Neither we nor the selling stockholders have authorized anyone to provide you with additional or different information. The selling stockholders are not making an offer of these securities in any jurisdiction where the offer is not permitted. You should assume that the information in this prospectus is accurate only as of the date on the front of the document and that any information we have incorporated by reference is accurate only as of the date of the document incorporated by reference.

In this prospectus, unless otherwise indicated, “our company,” “we,” “us” or “our” refer to Axesstel, Inc.

THE COMPANY

We design, develop and market fixed wireless voice and data products for the worldwide telecommunications market. Fixed wireless products are stationary telephones, data terminals and broadband modems that connect to telecommunications networks using wireless transmission instead of a landline. Our products are based on Code Division Multiple Access, or CDMA, technology and include desktop phone terminals, payphone terminals, voice/data terminals and broadband modems used for high-speed data services.

We currently sell our products to telecommunications service providers in developing countries where large segments of the population do not have access to telephone service and demand for telephone service has grown substantially in recent years. At present, our principal customers are Tata Teleservices Limited in India, TeleCard Limited in Pakistan, Telefonica Moviles, S.A. in Latin America and Telecommunicaciones Movilnet C.A., the wireless division of Compania Anonima Nacional Telefonos de Venezuela.

Our primary business in 2003 was focused on contract research and development and we engaged in only limited manufacturing and product sales on behalf of third parties. In late 2003 and early 2004, we believed that changing market factors would result in increasing demand for fixed wireless phones. In response, we refocused our business to concentrate exclusively on developing, manufacturing and selling our own branded and co-branded CDMA-based fixed wireless products. All of our revenues in 2004 were generated from the sale of our voice and data desktop terminals; however, we believe an increasing portion of our revenues in 2005 will be derived from sales of our broadband data products. Our newest product is our CDMA2000 1xEV-DO broadband modem. The CDMA2000 1xEV-DO standard is a third generation, or 3G, CDMA technology used for high-speed data communications.

Our common stock is traded on the American Stock Exchange under the symbol “AFT.” Our principal executive offices are located at 6815 Flanders Drive, Suite 210, San Diego, CA 92121, and our telephone number at that address is (858) 625-2100. Our internet site is located at www.axesstel.com. Information contained in our web site is not part of this prospectus.

THE OFFERING

This prospectus relates to the offer and sale by the selling stockholders of up to 3,062,761 shares of our common stock. Of these shares, 2,993,605 have been issued and up to 69,156 are to be issued. The shares to be issued consist of up to 69,156 shares to be issued upon the exercise of the warrants described below under the heading “Issuance of Securities to Selling Stockholders”. The number of shares included in this prospectus is approximately 14% of our common stock outstanding as of March 31, 2005. The number of shares of common stock outstanding used to calculate that percentage does not include the 69,156 shares included in this prospectus that are subject to the exercise of warrants.

RISK FACTORS

An investment in our company involves a high degree of risk. In addition to the other information included in this prospectus, you should carefully consider the following risk factors in determining whether or not to purchase the shares of common stock offered under this prospectus. You should consider these matters in conjunction with the other information included or incorporated by reference in this prospectus. Our results of operations or financial condition could be seriously harmed, and the trading price of our common stock may decline due to any of these or other risks.

This prospectus contains statements that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements appear in a number of places in this prospectus and include statements regarding the intent, belief or current expectations of our management, directors or officers primarily with respect to our future operating performance. Prospective purchasers of our securities are cautioned that these forward-looking statements are not guarantees of future performance and involve risks and uncertainties. Actual results may differ materially from those in the forward-looking statements due to various factors. The accompanying information contained in this prospectus, including the information set forth below, identifies important factors that could cause these differences. See “Special Note Regarding Forward-Looking Statements” below.

If we do not successfully execute our new business model, the value of your investment will decline.

Our primary business in 2003 was focused on contract research and development and we engaged in only limited manufacturing and product sales on behalf of third parties. In late 2003 and early 2004, we believed that changing market factors would result in increasing demand for fixed wireless phones. In response, we refocused our business to concentrate exclusively on developing, manufacturing and selling our own branded and co-branded CDMA-based fixed wireless products. Our limited experience in executing our new business model reduces our ability to evaluate our prospects and make appropriate forecasts and assumptions with certainty. Our new business model requires that we continue to design competitive products, manufacture these products in high volumes and at increasingly lower unit cost, and sell these products at attractive prices and in increasingly large quantities. If we do not successfully execute our new business model, our results of operations will be harmed substantially and the value of your investment in our stock will decline.

We rely on a small number of customers for substantially all of our revenues and the loss of one or more of these customers would seriously harm our business.

For the year ended December 31, 2004, two of our seven customers and their affiliates accounted for approximately 86% of our revenues, of which one customer comprised approximately 71% and the other customer comprised approximately 15%. We expect that our dependence on a small number of customers will continue into the foreseeable future. At present, these customers generally purchase products from us on a purchase order basis. Orders covered by firm purchase orders are generally not cancelable; however, customers may decide to delay or cancel orders. In the event that we experience any delays or cancellations, we would have difficulty enforcing the provisions of the purchase order and our revenues could decline substantially. Any such decline could result in us incurring net losses, increasing our accumulated deficit and needing to raise additional capital to fund our operations.

If we cannot eliminate our operating losses, we may need to raise additional capital to continue our operations, which may not be available on commercially reasonable terms, or at all, and which may dilute your investment.

We have incurred significant operating losses since we changed our business model. For the year ended December 31, 2004, we incurred a net loss of $8.3 million. At December 31, 2004, we had an accumulated deficit of $11.8 million. Eliminating these losses and achieving profitability will require us to increase our revenues, reduce our manufacturing costs and manage our operating and administrative expenses. We cannot guarantee that we will be successful in achieving or maintaining profitability and eliminating our accumulated deficit. If we are unable to generate sufficient revenues to pay our expenses, and the proceeds from this offering and our existing sources of cash and cash flows are otherwise insufficient to fund our activities, we will need to raise additional funds to continue our operations. These funds may not be available on favorable terms, or at all. Furthermore, if we issue equity or debt securities to raise additional funds, our existing stockholders may experience dilution, and the new equity or debt securities may have rights, preferences and privileges senior to those of our existing stockholders. If we are unsuccessful in eliminating our losses and reducing our accumulated deficit, and we cannot obtain additional funds on commercially reasonable terms or at all, we may be required to curtail significantly or cease our operations, which could result in the loss of all of your investment in our stock.

We depend in substantial part on the adoption and acceptance of fixed wireless telecommunications in developing countries and regions to create demand for our products.

Our target customers are large telecommunications service providers who are developing wireless services in developing countries and regions where demand for basic telephone service has grown substantially in recent years and where the cost of building a wireless telecommunications infrastructure is preferable to a traditional wireline infrastructure. We sell our products to these service providers, who in turn resell our products to their customers, the end users, to use over the services providers’ telecommunications networks. The economies in many of these countries are fragile and are subject to significant change based on world events. This results in unpredictable demand for our products. If demand for wireless infrastructure in these countries does not continue to increase, if the service providers elect to develop traditional landline infrastructure instead of fixed wireless infrastructure in these countries or if the service providers are unable to finance network expansion and fixed wireless products, demand for our products will not develop. Even if these service providers elect to develop fixed wireless infrastructure, demand for our products will not develop if the service providers are unable to sell their services and our products to the end users at affordable prices. In some instances, service providers purchase our products from us and resell the products to their end users at reduced prices in order to establish a service relationship with those users. If telecommunications service providers do not continue to subsidize the purchase of our products, our revenues may decline if end users cannot afford our products on their own.

We expect our operating results to fluctuate on a quarterly and annual basis, which could cause our stock price to fluctuate or decline.

We believe that our operating results may fluctuate substantially from quarter-to-quarter and year-to-year for a variety of reasons, many of which are beyond our control. Factors that could affect our quarterly and annual operating results include those listed below as well as others listed in this “Risk Factors” section:

•	changes in our pricing policies or those of our competitors;

•	the introduction of new products or product enhancements by us or our competitors;

•	changes in the terms of our arrangements with customers or suppliers;

•	our current reliance on large-volume orders from only a few customers;

•	variability between customer and product mix;

•	ability of our customers to accurately forecast demand for our products by their end users;

•	general economic conditions in developing countries which are in our target markets;

•	the timing of final product approvals from any major customer;

•	delays or failures to fulfill orders for our products on a timely basis;

•	the ability of our customers to obtain letters of credit that are satisfactory to us and our ability to confirm them in a timely manner;

•	our inability to forecast our manufacturing needs;

•	delays in the introduction of new or enhanced products by us or market acceptance of these products;

•	change in the financial position of our manufacturer;

•	the availability and cost of raw materials and components for our products;

•	limited use of our net operating loss carryforwards;

•	an increase in product warranty returns or in our allowance for doubtful accounts; and

•	operational disruptions, such as transportation delays or failures of our order processing system.

As a result of these factors, period-to-period comparisons of our operating results may not be meaningful, and you should not rely on them as an indication of our future performance. In addition, our operating results may fall below the expectations of public market analysts or investors. In this event, our stock price could decline significantly.

If CDMA technology does not continue to be accepted and to grow throughout the world, demand for our products will decline.

All of our products are based on CDMA technology; therefore, our business will suffer if telecommunications service providers in markets where fixed wireless infrastructure is being developed do not elect to base their telecommunications infrastructure on CDMA technology. If a competing standard, such as GSM, is chosen by a particular telecommunications service provider, we will be unable to market our products to that service provider unless we are able to change our products to operate on that standard. This would require significant investment to modify our products or would reduce the number of service providers to which we could market our existing products. If one of our customers is purchased by a larger telecommunications service provider that uses another standard such as GSM, our customer may switch to the competing standard and our sales of CDMA fixed wireless phones could decrease.

Our growth strategy is dependent on the widespread adoption of third generation CDMA technology by telecommunications service providers.

Although we have historically generated substantially all of our revenues from sales of our voice and data desktop terminals, our future growth strategy is predicated on deriving a substantial and increasing portion of our revenues from sales of our broadband data products. Our existing broadband data products are based, and we anticipate that our future broadband data products will be based, on the CDMA2000 1xEV-DO standard, which is third generation, or 3G, CDMA technology used for high-speed data and voice communications. To date, there are only a limited number of telecommunications service providers whose networks are compatible with our CDMA2000 1xEV-DO broadband modem. Although we believe this standard will eventually be adopted by the majority of telecommunications service providers currently using CDMA technology, implementing the standard is expensive for service providers, and there can be no assurance that they will adopt the standard or if they do, how rapidly and widely the standard will be implemented. If the CDMA2000 1xEV-DO standard is not widely implemented, the market for our broadband data products will be limited, and we will not be able to execute our growth strategy unless we change our products to operate on a competing standard which is more widely deployed. Changing our products would require significant investment and place us at a distinct disadvantage in getting our products to market in a competitive manner.

We must expand our customer base in order to grow our business.

To grow our business, we must fulfill orders from our existing customers, obtain additional orders from our existing customers, develop relationships with new customers and obtain and fulfill orders from new customers. We cannot guarantee that we will be able to develop relationships with additional telecommunications service providers and obtain purchase orders from those service providers. Further, even if we do obtain purchase orders from additional telecommunications service providers, there is no guarantee that those orders will be for product quantities or at product prices that will enable us to recover our costs in acquiring those customers and fulfilling the orders. Whether we will be able to obtain additional orders for our products will depend on a number of factors, including:

•	the continued acceptance of fixed wireless products;

•	the growth in our target markets of fixed wireless infrastructure that support CDMA standards;

•	our ability to manufacture reliable products at competitive prices that have the features that are required by our customers and the end users of those products; and

•	our ability to expand relationships with existing customers and to develop relationships with new customers that will lead to additional orders for our products.

We expect to experience competitive pricing pressure for our products, which may impair our revenue growth, gross margins and ability to achieve profitability.

Pricing for fixed wireless phones has been declining along with pricing in general for telecommunications equipment and other technology products. We believe that these pricing trends will continue in the future and perhaps accelerate, particularly if large companies with greater purchasing power enter the market. Accordingly, as we reduce our selling prices, our results of operations will be adversely affected unless we can generate equivalent cost reductions in our cost of goods and otherwise.

We depend on a single third-party manufacturer to produce all of our products.

We currently rely on WNC, which is located in Taiwan, to manufacture all of our products. Mr. Haydn Hsieh, a member of our board of directors, is the President and Chief Executive Officer of WNC. We expect to continue to rely primarily on a limited number of third-party manufacturers to produce our products. Our reliance on others for our manufacturing exposes us to a number of risks which are outside our control, including:

•	unexpected increases in manufacturing costs;

•	interruptions in shipments if a third-party manufacturer is unable to complete production in a timely manner;

•	interruptions in shipments for an extended period of time due to acts of God, war, terrorism, earthquakes, tsunamis, typhoons, damaging winds or floods or a recurrence of sudden acute respiratory syndrome or similar widespread pandemic;

•	interruptions in manufacturing and shipments for an extended period of time due to shortages of electricity or water;

•	inability to control quality of finished products;

•	inability to control delivery schedules;

•	inability to control production levels and to meet minimum volume commitments to our customers;

•	inability to control manufacturing yield;

•	inability to maintain adequate manufacturing capacity;

•	inability to secure adequate volumes of components in a timely fashion or at expected prices;

•	unwillingness of our current or future manufacturing suppliers to provide sufficient credit to support our sales;

•	manufacturing delays due to lack of financing, availability of parts, labor stoppages, disruptions or political instability in the region; and

•	scarcity of shipping containers.

In addition, we currently purchase all of our products from WNC on a purchase order basis. WNC is not obligated to accept any purchase order we submit and therefore may elect not to supply products to us on the terms we request, including terms related to specific quantities, pricing or timing of deliveries. If WNC were to refuse to fulfill our purchase orders on terms that we request or on terms that would enable us to recover our expenses and make a profit, we may lose sales or experience reduced margins, either of which would adversely affect our results of operation. Further, if WNC were to cease manufacturing our products on acceptable terms, we might not be able to identify and secure the services of a new third-party manufacturer in a timely manner or on commercially reasonable terms.

Given that we rely exclusively on WNC to manufacture our products, we are subject to risks affecting WNC’s business, including delays in its manufacturing process, availability of components, disruptions in its workforce or manufacturing capabilities, capacity constraints, quality control problems and compliance by WNC with import and export restrictions of the United States and foreign countries. In particular, in order to meet our projected demand, WNC will need to make additional capital expenditures, which it may choose not to do. Any of these risks could result in a delay of quality products being shipped to our customers, which could negatively impact our revenues, our reputation and our competitive position in our industry.

We may experience delays in manufacturing and our costs may increase if we are unable to provide our manufacturer with an accurate forecast of our needs.

We provide WNC with a rolling forecast of demand, which it uses to determine our component requirements. Lead times for ordering components vary significantly and depend on various factors, such as the specific supplier, contract terms and demand for and availability of a component at a given time. If our forecasts are less than our actual requirements, WNC or any other third-party manufacturer that we use in the future may not be able to manufacture products in a timely manner. Furthermore, if we cannot produce our products in a timely manner, the liquidated damages provisions in some of our contracts with our customers may result in our selling our products at a loss. If our forecasts are too high, our manufacturer will be unable to use the components it has purchased based on our requirements. The cost of the components used in our products tends to drop rapidly as volumes increase and technologies mature. Therefore, if WNC is unable to use fully components purchased based on our requirements, our cost of producing products may be higher than our competitors due to an oversupply of higher priced components.

If we do not obtain letters of credit we may need to maintain greater working capital in the future, which may harm our ability to accept high-volume purchase orders and may create difficulties in the collection of our accounts receivable.

We have arrangements with two of our seven customers pursuant to which we accept customer orders based on letters of credit that our customers place with us. This generally enables us to maintain a low level of working capital because we are able to quickly collect payment for the products that we deliver and pay our third-party vendors. If there are any discrepancies with the documents presented by the manufacturers, the freight forwarder or us, it may cause the letters of credit to be invalid or payment to be delayed. If a letter of credit is issued late or we experience problems collecting on letters of credit, shipments will be delayed, which may cause us to miss our quarterly financial projections. If we are unable to continue to obtain letters of credit from our customers, we may be required to maintain a greater level of working capital or borrow money in order to pay our manufacturer and third-party vendors or offer open terms to customers and obtain assurance of payment via other financial methods such as credit insurance. We had to borrow money in August 2004 to pay our operating expenses until delays in collecting on letters of credit were resolved, and we may be required to do so in the future. It is possible that current or future customers may not be able to or may be unwilling to establish letters of credit acceptable to us, which could result in a need for us to have greater working capital in order to fulfill such customers’ orders. In such an event, we would be subject to greater collections risks and might be precluded from accepting large orders from these customers because of limitations on our working capital. Any inability to accept orders could harm our ability to meet our projections and reduce our revenues. In addition, if we are unable to collect on our customer accounts, we may be required to recognize bad debt expense, which would harm our results of operations.

In order to stay competitive and meet customer demand on a timely basis, we may decide or be forced to stock inventory of components or finished product.

At present, we do not carry inventory; instead, WNC manufactures our products based upon purchase orders it receives from us, which are based upon purchase orders that we receive from our customers. For competitive reasons or because of delays in the supply chain, we may be forced to stock components or finished product ourselves. This may require substantial working capital which would be costly and might be unavailable. If we were required to stock components or finished product ourselves, the inventory we stock might become obsolete, requiring us to write it off and sustain a loss, which could be substantial.

We rely upon a license and chipsets from Qualcomm Incorporated for CDMA technology that is critical to our products.

All of our products are based on proprietary CDMA technology that we license from Qualcomm. Our non-exclusive license from Qualcomm does not have a specified term and may be terminated by us or by Qualcomm for cause or upon the occurrence of specified events. If we were to lose access to this licensed technology, we would be forced to acquire rights to, or otherwise develop, other non-infringing technology, which would likely require us to adopt a wireless protocol other than CDMA, such as GSM. We might be unsuccessful in acquiring rights to, or otherwise developing, this technology, and even if we are successful, the costs of acquiring or developing this technology and adapting our products to incorporate such technology might be so great that it would preclude us from being able to sell our products at competitive prices in the market.

We also depend upon Qualcomm to provide the chipsets critical for the manufacture of our products. We purchase these chipsets from Qualcomm on a purchase order basis, and we cannot be certain that we will receive chipsets from Qualcomm on terms, including pricing, quality and timing, that allow us to deliver our products to our customers on a timely basis, or at all. From time to time, we may experience delays in receiving chipsets from Qualcomm because of increased demand in the market for these chipsets. Further, as Qualcomm modifies its chipsets, we must ensure that our products and the networks upon which our products function are compatible with the modified chipsets in accordance with the requirements of our customers.

We are not aware of any second source for these chipsets, and even if there is a second source, establishing a relationship with that source may be time consuming and expensive, which could adversely affect our ability to manufacture our product on a timely basis and at a price that will enable us to sell our products at a price above our cost of sales.

If we experience any delay in the delivery of chipsets, if we are unable to obtain chipsets on terms that are consistent with our expectations or if our products are not compatible with the modified chipsets, our ability to timely deliver our products to our customers and at prices that will enable us to make a profit might be harmed, which could negatively impact our gross margins, our reputation and our competitive position in the marketplace.

Qualcomm offers limited warranties and indemnities to us in connection with the non-exclusive license and chipsets. If our customers or the end users of our products look to us for specific product warranties or seek damages related to the CDMA technology or chipsets, we may be unable to obtain redress or indemnification from Qualcomm, which could result in reduced or negative gross margins, harm to our reputation if we are unable to provide remedies to our customers and general harm to our competitive position in the marketplace.

If Qualcomm does not enforce its intellectual property rights, our competitors who do not pay license fees and royalties to Qualcomm will be able to produce CDMA-based products at a lower cost than us.

Qualcomm may not protect its license and royalty structure in the fixed wireless communications market. Due to the size of the fixed wireless communications market and the number of small companies in overseas locations such as South Korea and China, Qualcomm may decide that it is unable or unwilling to protect its license and royalty structure in the fixed wireless marketplace. If Qualcomm does not strictly enforce its intellectual property rights under its patent portfolio, our competitors who do not pay license fees and royalties to Qualcomm will be able to produce product at a lower cost, which may adversely affect our competitive position in the marketplace.

We rely on limited or sole sources for many of our components.

In addition to Qualcomm, we rely on third-party vendors to supply WNC with components for the manufacture of our products. Our components are purchased on a purchase order basis. Any shortage or delay in the supply of key components may harm our ability to meet scheduled product deliveries. It is not always possible to maintain multiple qualified suppliers for all of our components and subassemblies. As a result, some key components are purchased only from a single supplier or a limited number of suppliers. If demand for a specific component increases, we may not be able to obtain an adequate supply of that component in a timely manner. In addition, if our suppliers experience financial or other difficulties, the availability of these components could be limited. We have experienced, and may experience in the future, problems in obtaining or delays in receiving adequate and reliable quantities of various components from certain key suppliers. It could be difficult, costly and time-consuming to obtain alternative sources for these components or to change product designs to make use of alternative components. If we are unable to obtain a sufficient supply of components, if we experience any interruption in the supply of components or if the cost of our components increases, our ability to meet scheduled product deliveries could be harmed, which could result in lost orders, harm to our reputation and reduced revenues.

We have little experience with the length of sales cycles for our new business model.

Until late 2003, our business was focused on contract research and development, and we engaged in only limited manufacturing and product sales on behalf of third parties. As a result, we do not have extensive experience with the length of the sales cycle for our products. Our sales cycle depends on the length of time required for adoption of new technologies in our target markets. In addition, the period between our initial contact with a potential customer and its decision to purchase our products is relatively long. The evaluation, testing, acceptance, proposal, contract negotiation, funding and implementation process can extend over many months. Based on our limited operating history, it generally takes us between three and six months to complete a sale to a customer; however, it is possible that the sales cycle may be substantially longer. As a result, we may not be successful in forecasting with certainty the sales that we will make in a given period.

If our sales cycle unexpectedly lengthens in general or for one or more large orders, the timing of our revenues and results of operations could be harmed, which in turn could reduce our revenues in any quarter. Therefore, period-to-period comparisons of our results of operations may not necessarily be meaningful, and these comparisons should not be relied upon as indications of future performance. Further, sales cycles that are longer than we expect likely will harm our ability to generate sufficient cash to cover our working capital requirements for a given period.

If we do not compete effectively in the fixed wireless telecommunications market, our revenues and market share will decline.

The markets for fixed wireless products are highly competitive, and we expect competition to increase. Many of our competitors, including LG Electronics Inc., Huawei Technologies Co., Ltd., ZTE Corporation,

Westech Korea, Inc. and Telular Corporation, have significantly greater financial, technical and marketing resources than we do. These competitors may be able to:

•	select more accurately the new or emerging technologies desired by the market;

•	respond more rapidly than we can to new or emerging technologies;

•	respond more rapidly than we can to changes in customer requirements;

•	devote greater resources than we do to research and development efforts;

•	promote their products more effectively, including selling their products at a loss in order to obtain market share or bundling their products with other products that we do not offer in order to promote an end-to-end solution for their customers that we cannot match; and

•	obtain components and manufacture and sell products at lower prices as a result of efficiencies of scale or purchasing power, thereby rendering our products non-competitive or forcing us to sell our products at reduced or negative gross margins.

We currently partner with large wireless infrastructure providers who could decide to compete with us in the future. In addition, other companies that are not current competitors may enter our field rapidly, either by developing products on their own or by partnering with our competitors that already have products in existence. If we are not successful in continuing to win competitive bids, in enhancing our products and customer relationships and in managing our cost structure so that we can provide competitive prices, we may experience reduced sales and our market share may decline.

We will need to develop new products and features to meet the needs of our customers in order to be successful.

The fixed wireless telecommunications market is characterized by rapid technological advances, evolving industry standards, changing customer needs and frequent new product introductions and enhancements. To maintain and increase our revenues, we must develop and market new products and enhancements to existing products that keep pace with advancing technological developments and industry standards and that address the needs of our customers and their end users. The process of developing new technology and products is complex, uncertain and expensive, and success depends on a number of factors, including:

•	proper product definition;

•	component cost;

•	resolving technical hurdles;

•	timely completion and introduction to the market;

•	differentiation from the products of our competitors; and

•	market acceptance of our products.

We must commit significant resources for research and development of new products before knowing whether our investments will result in products the fixed wireless telecommunications market will accept. Further, we may be required to purchase licenses from third parties in connection with the development of new products and these licenses may not be available on commercially reasonable terms, or at all. Even if we successfully introduce new products and technologies, our products may not be accepted by the market or we may be unable to sell our products at prices that are sufficient to recover our investment in developing those new products. In particular, many of the end users in our target markets have low incomes and rely on subsidies from telecommunications service providers in order to purchase our products. If we fail to introduce new products at prices that are competitive and allow us to generate a profit, we will lose customers and market share and the value of our company will decline.

We may have difficulty managing further growth that we might experience.

Our business has grown at a significant rate, and at this time, we have only limited management resources to manage this growth. If we continue to experience growth in our operations, our management team and our operational, financial and accounting systems, procedures and controls will need to be expanded, which will result in increased expenses and could distract us from our business plan. Our future success will depend substantially on our ability to manage growth effectively. These challenges may include:

•	attracting and hiring additional management employees;

•	maintaining our cost structure at an appropriate level based on the net sales we generate;

•	managing manufacturing expansion projects;

•	implementing and improving our operational, financial and accounting systems, procedures and controls;

•	managing operations in multiple locations and multiple time zones; and

•	reducing our operating expenses as a percentage of revenues.

Any failure to maintain sales through agents and other third-party resellers, distributors and manufacturers of complementary technologies could harm our business.

To date, we have sold our products to our seven customers through our direct sales force with significant involvement from senior management and, when desirable or required by the laws of a particular jurisdiction or a prospective customer, through local agents and a network of other third parties, such as resellers, distributors and manufacturers of complementary technologies. We rely on these agents and third parties to assist us in providing customer contacts and marketing our products directly to our potential customers. When working with agents, we may enter into exclusive arrangements that preclude us from using another agent in a particular jurisdiction, which could harm our ability to develop new customer relationships. Certain agents and other third parties are not obligated to continue selling our products, and they may terminate their arrangements with us at any time. Our ability to increase our revenues in the future will depend in large part on our success in developing and maintaining relationships with these agents and other third parties. Any failure to develop or maintain our relationships with these third parties and any failure of these third parties to effectively market our products could harm our business, financial condition and results of operations.

We depend upon the fixed wireless telecommunications industry, and any downturns in the industry may reduce our sales.

All of our sales are derived from the fixed wireless telecommunications industry, and a substantial portion of our sales are derived from customers in developing countries. In general, the global wireless telecommunications industry, particularly in developing countries, is subject to economic cycles and has experienced in the past, and is likely to experience in the future, periods of slowdown. Intense competition, relatively short product cycles and significant fluctuations in product demand characterize the industry as a whole. The wireless telecommunications industry generally is subject to rapid technological change and product obsolescence. Fluctuations in demand for our products as a result of periods of slowdown in the wireless telecommunications market or discontinuation of products or modifications developed in connection with standards or next generation products could reduce our sales.

Some of our current and former employees and consultants who previously received shares of our common stock or options to purchase shares of our common stock may have the right to require us to reacquire their shares or options.

From March 2003 to May 2004, we issued shares of our common stock and options to purchase shares of our common stock to approximately 34 of our current and former employees and consultants as compensation for their services to us. Because our principal executive offices are located in California, the issuances of these securities were required to be qualified in accordance with California securities laws, unless an exemption from the qualification requirement was available. The issuances of our shares and options during the period from March 2003 to May 2004 were not qualified under California law and an exemption from the qualification requirement may not have been available. Under California law, the individuals who received shares or options as compensation for their services during this period may have the right to require us to reacquire their shares or options for an aggregate repurchase price of approximately $800,000, which includes statutory interest from the date of issuance. In November 2004, some of our employees executed releases by which they released any liability we might have to them for issuances of our securities as compensation for their services. Our potential repurchase obligation to those employees and consultants who have not executed releases is approximately $400,000. These amounts are merely estimates, and it is possible that our potential liability could be higher. We are not aware of any claims against us at this time, but individuals who received securities as compensation for their services may have up to two years to initiate legal proceedings against us. In addition, if it is determined that we offered securities in violation of California law, California regulators could impose monetary fines or other sanctions against us.

Our products are complex and may contain errors or defects, which may cause us to incur significant unexpected expenses and lose sales.

Our products are complex and must meet stringent customer and end user requirements. Although our products are examined and tested prior to release, these tests cannot uncover all problems that may occur once our products are widely deployed to end users. We have only recently begun to sell our products, and in many cases, our products have not been installed with the end user. As a result, we remain uncertain as to the long-term performance attributes of our products and whether they will develop errors in the future. If errors are discovered and we are unable to promptly correct those errors, we could experience the following, any of which would harm our business:

•	costs associated with testing, verification and the remediation of any problems;

•	costs associated with design modifications;

•	loss of or delay in sales;

•	loss of customers;

•	failure to achieve market acceptance or loss of market share;

•	increased service and warranty costs;

•	liabilities and damages to our customers and end users; and

•	increased insurance costs.

Our future results could be harmed by economic, political, regulatory and other risks associated with international sales and operations.

Our primary target markets include India, China, Pakistan, Brazil and Russia. Much of our research and development operations are in South Korea. Our focus on these developing markets and our international operations subject us to increased international risks, many of which are beyond our control, including:

•	changes in a specific country’s or region’s political or economic conditions, particularly in emerging markets, where substantially all of our customers are located;

•	difficulties in complying with foreign regulatory requirements applicable to our products;

•	difficulties in obtaining domestic and foreign export, import and other governmental approvals, permits and licenses and compliance with foreign laws, including employment laws;

•	difficulties in staffing and managing foreign operations, including cultural differences in the conduct of business, labor and other workforce requirements and inadequate local infrastructure;

•	trade restrictions or higher tariffs;

•	transportation delays and difficulties of managing international distribution channels;

•	longer payment cycles for, and greater difficulty collecting, accounts receivable;

•	political and economic instability, including wars, terrorism, political unrest, boycotts, curtailment of trade and other business restrictions; and

•	public health emergencies such as SARS and avian bird flu.

These international risks make our ability to meet the demand for wireless products unpredictable. In addition, because all of our sales are denominated in U.S. dollars, changes in foreign currency exchange rates affect the market price for our products in countries in which they are sold. If the currency of a particular country weakens against the U.S. dollar, the cost of our products in that country may increase to the service provider and end user, which may result in the service provider or end user choosing to purchase the products of one of our competitors instead of our products.

If we are unable to retain our key personnel necessary to operate our business, our ability to develop and market our products successfully could be harmed.

We depend substantially on our current executive officers and management, including Mike H.P. Kwon, our Chief Executive Officer, and David Morash, our President, Chief Operating Officer and Acting Chief Financial Officer. We maintain a “key man” life insurance policy in the amount of $5.0 million for each of Mike H.P. Kwon and David Morash; however, this amount may not adequately compensate us in the event we lose their services. The loss of any key employee or the inability to attract or retain qualified personnel, including engineering, finance, accounting, sales and marketing personnel, could delay the development and introduction of, and harm our ability to sell, our products and damage the market’s perception of us. Our success also may depend on our ability to identify, attract and retain additional qualified management, engineering and sales and marketing personnel. In particular, we have experienced, and we expect to continue to experience, difficulty in hiring and retaining highly skilled engineers with appropriate qualifications. Competition for qualified engineers is intense, especially in San Diego, California, where our headquarters are located, and in Seoul, South Korea, where our research and development center is located. If we lose the services of a significant number of our engineers and cannot hire and integrate additional engineers, our ability to develop our products and implement our business strategy could be harmed.

Our competitive position will be seriously damaged if we cannot protect intellectual property rights in our technology.

Our success, in part, depends on our ability to obtain and enforce intellectual property protection for our technology. We rely on a combination of contracts and trademark and trade secret laws to establish and protect our proprietary rights in our technology. However, we may not be able to prevent misappropriation of our intellectual property, and the agreements we enter into may not be enforceable. In addition, effective trademark and trade secret protection may be unavailable or limited in some foreign countries.

There is no guarantee any patent will issue on any patent application that we have filed or may file. We do not believe patents on our existing applications, if issued, will enhance our competitive position. Further, any patent that we may obtain will expire, and it is possible that it may be challenged, invalidated or circumvented. If we do not secure and maintain patent protection for our technology and products, our competitive position will be significantly harmed because it will be much easier for competitors to sell products similar to ours. Alternatively, a competitor may independently develop or patent technologies that are substantially equivalent to or superior to our technology. If this happens, any patent that we may obtain may not provide protection and our competitive position could be significantly harmed.

As we expand our product line or develop new uses for our products, these products or uses may be outside the protection provided by our current patent applications and other intellectual property rights. In addition, if we develop new products or enhancements to existing products, there is no guarantee that we will be able to obtain patents to protect them. Even if we do receive patents for our existing or new products, these patents may not provide meaningful protection. In some countries outside of the United States, patent protection is not available. Moreover, some countries that do allow registration of patents do not provide meaningful redress for violations of patents. As a result, protecting intellectual property in these countries is difficult and our competitors may successfully sell products in those countries that have functions and features that infringe on our intellectual property.

We may initiate claims or litigation against third parties in the future for infringement of our proprietary rights or to determine the scope and validity of our proprietary rights or the proprietary rights of competitors. These claims could result in costly litigation and divert the efforts of our technical and management personnel. As a result, our operating results could suffer and our financial condition could be harmed.

Our competitive position will be seriously damaged if we become party to lawsuits alleging that our products infringe the intellectual property rights of others.

Other companies, including our competitors, may currently own or obtain patents or other proprietary rights that might prevent, limit or interfere with our ability to make, use or sell our products. As a result, we may be found to infringe the intellectual property rights of others. In the event of a successful claim of infringement against us and our failure or inability to license the infringed technology, our business and operating results could be adversely affected. Any litigation or claims, whether or not valid, could result in substantial costs and diversion of our resources. An adverse result from intellectual property litigation could force us to do one or more of the following:

•	cease selling, incorporating or using products that incorporate the challenged intellectual property;

•	obtain a license from the holder of the infringed intellectual property right, which license may not be available on reasonable terms, if at all; and

•	redesign products that incorporate the disputed technology.

If we are forced to take any of the foregoing actions, we could face substantial costs and shipment delays and our business could be seriously harmed. Although we carry general liability insurance, our insurance may not cover potential claims of this type or be adequate to indemnify us for all liability that may be imposed.

In addition, it is possible that our customers or end users may seek indemnity from us in the event that our products are found or alleged to infringe the intellectual property rights of others. Any such claim for indemnity could result in substantial expenses to us that could harm our operating results.

A third party has notified us of its intention to assert a claim for indemnification under an agreement we have with that party. Under the agreement, we may be required to obtain a license to certain patented technologies at our expense and for the benefit of the third party. If the third party is sued for patent infringement, we may be required to defend the third party at our expense. In either case, we may incur costs that may impair our financial forecasts and competitive position.

We have also been asked to obtain a license from a third party in connection with that party’s portfolio of patents directed to wireless data communication technologies. If we fail to purchase this license, we may be sued for patent infringement. If we cannot negotiate favorable terms for the license, our financial position may be harmed.

Failure to adequately protect our trademark rights could cause us to lose market share and cause our sales to decline.

We sell our products under our brand name, Axesstel. We use our brand name to compete in the fixed wireless telecommunications market. We have expended significant resources promoting our brand name, and we have applied for a registered trademark in the United States for our brand name. However, registration of our brand name trademark could be denied, and if granted, such registration will not necessarily deter or prevent unauthorized use by others. If other companies, including our competitors, use our brand name, consumers may not recognize us as the source of our products. This would reduce the value of goodwill associated with our brand name. This consumer confusion and the resulting reduction in goodwill could cause us to lose market share and cause our sales to decline.

We may face litigation that could significantly damage our business and financial condition.

In the telecommunications equipment industry, litigation increasingly has been used as a competitive tactic by both established companies seeking to protect their position in the market and by emerging companies attempting to gain access to the market. In this type of litigation, complaints may be filed on various grounds, such as antitrust, breach of contract, trade secret, copyright or patent infringement, patent or copyright invalidity, and unfair business practices. If we are required to defend ourselves against one or more of these claims, whether or not they have any merit, we are likely to incur substantial expense and management’s attention will be diverted from operations. This type of litigation also may cause confusion in the market and make our licensees and distributors reluctant to commit resources to our products. Any of these effects could harm our business and result in a decline in the value of your investment in our stock.

Our exclusive arrangements with some customers may limit our ability to sell our products to other potential customers in our target markets.

We have agreed with some of our customers not to sell products to competitors of our customers within specific geographic regions for specified periods of time. As a result of these exclusive arrangements, the number of service providers to which we can sell products is reduced in those geographic regions. We expect that our existing customers may continue to require, and new customers may require, us to agree to these exclusive arrangements, which could further limit our potential customer base. If we are required to continue to enter into these arrangements or we cannot obtain waivers of the exclusivity provisions of our existing arrangements, our ability to develop new customer relationships may be limited, which could harm our ability to develop new customer relationships and generate more revenues.

Changes in stock option accounting rules may adversely affect our reported operating results prepared in accordance with generally accepted accounting principles, our stock price and our efforts in recruiting additional employees.

Technology companies in general, and our company in particular, have a history of depending upon and using broad based employee stock option programs to hire, incentivize and retain employees in a competitive marketplace. Currently, we do not recognize compensation expense for stock options issued to employees or directors, except in limited cases involving modifications of stock options, and we instead disclose in the notes to our financial statements information about what such charges would be if they were expensed. An accounting standard setting body has recently adopted a new accounting standard that will require us to record equity-based compensation expense for stock options and employee stock purchase plan rights granted to employees based on the fair value of the equity instrument at the time of grant. We will be required to record these expenses beginning with the first quarter of the year ending December 31, 2006. The change in accounting rules will lead to a decrease in reported earnings, if we have earnings, or an increased loss, if we do not have earnings. This may negatively impact our future stock price. In addition, this change in accounting rules could impact our ability to utilize broad based employee stock plans to reward employees and could result in a competitive disadvantage to us in the employee marketplace.

In the event we are unable to address problems with our disclosure controls and procedures and our internal controls, our business could suffer.

In connection with the audit of our financial statements for the year ended December 31, 2003, our independent registered public accounting firm identified several matters relating to significant deficiencies in the design or operation of our internal controls, some of which were characterized as material weaknesses. A material weakness constitutes a greater deficiency than a significant deficiency. For the year ended December 31, 2003, and for each of the quarters within that year, these items had the potential to impair our ability to record, process, summarize and report financial data consistent with the assertions of our management in our financial statements. The material weaknesses identified involved our ability to classify costs by expense category and project, specifically in the areas of research and development, product development and engineering services. The significant deficiencies included a lack of formal month-end closings and financial reporting and analysis procedures for our San Diego, California operations.

In addition, these significant deficiencies contributed to a determination by our Audit Committee, in consultation with our independent auditors and our executive officers, to restate our financial statements from January 1, 2000 to June 30, 2004. This restatement included material changes to our consolidated balance sheets, consolidated statements of operations, stockholders’ equity and cash flows for the financial statements mentioned above. In the past, stockholders of other companies that have restated their financial statements sometimes have brought securities class action litigation against those companies. If we are required to defend ourselves against one or more lawsuits brought by our stockholders, whether or not they have any merit, we are likely to incur substantial expense and management’s attention will be diverted from operations. We believe that we have addressed the matters identified by our registered public accounting firm, but similar problems, or other deficiencies in our internal controls over financial reporting, could occur in the future.

We are subject to increased costs as a result of newly adopted accounting and SEC regulations.

Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, our management will be required by the end of 2006 to perform an evaluation of our internal controls over financial reporting and have our independent auditor attest to that evaluation. Compliance with these requirements is expected to be expensive and time consuming. If we fail to timely complete this evaluation, or if our independent auditors cannot timely attest to our evaluation, we could be subject to regulatory scrutiny and a loss of public confidence in our internal controls.

In designing and evaluating our internal controls over financial reporting, we recognize that any internal control or procedure, no matter how well designed and operated, can provide only reasonable assurance of achieving desired control objectives, and management is required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures. No system of internal controls can be designed to provide absolute assurance of effectiveness and any material failure of internal controls over financial reporting could materially impact our reported financial results and the market price of our stock could significantly decline. In addition, adverse publicity related to a material failure of internal controls over financial reporting would have a negative impact on our reputation and business.

Our Chief Executive Officer beneficially owns approximately 15% of our outstanding common stock and ComVentures beneficially owns approximately 14% of our outstanding common stock, and each will be able to exert substantial influence over us and our major corporate decisions.

As of March 31, 2005, our Chief Executive Officer, Mike H.P. Kwon, beneficially owns approximately 15% of our outstanding common stock and ComVentures beneficially owns approximately 14% of our outstanding common stock. As a result of their respective ownership interests, Mr. Kwon and ComVentures each will have substantial influence over who is elected to our board of directors each year as well as whether we enter into any significant corporate transaction that requires stockholder approval.

Presently, neither our articles of incorporation nor our bylaws prevent our stockholders from taking action by written consent; therefore, stockholders holding more than 50% of our outstanding voting power can take action without a stockholder meeting. Examples of corporate actions that we may seek to take that would require stockholder approval include:

•	an amendment to our articles of incorporation;

•	a sale of all or substantially all of our assets;

•	a merger or reorganization transaction; and

•	an issuance of shares of our common stock in an offering other than a public offering at a price of less than fair market value if the number of shares being sold exceed 20% of our then outstanding common stock.

The lack of a requirement for a stockholder meeting prior to taking such action means that our minority stockholders may be unable to articulate objections to the actions sought to be taken by stockholders participating in the action by written consent. In addition, our board of directors may be unable to provide a recommendation to the stockholders as to how they should vote on any such matter. This concentration of ownership may also discourage, delay or prevent a change of control of our company, which could deprive our other stockholders of an opportunity to receive a premium for their stock as part of a sale of our company, could harm the market price of our common stock and could impede the growth of our company. In addition, Mr. Kwon’s employment agreement entitles him to be included on the recommended slate of directors nominated for election at our annual stockholder meetings so long as Mr. Kwon remains our Chief Executive Officer.

We may not address successfully the problems encountered in connection with any potential future acquisitions.

We expect to continue to consider opportunities to acquire or make investments in other technologies, products and businesses that could enhance our capabilities, complement our current products or expand the breadth of our markets or customer base. We have limited experience in acquiring other businesses and technologies. Potential and completed acquisitions and strategic investments involve numerous risks, including:

•	problems assimilating the purchased technologies, products or business operations;

•	problems maintaining uniform standards, procedures, controls and policies;

•	unanticipated costs associated with the acquisition;

•	diversion of management’s attention from our core business;

•	adverse effects on existing business relationships with suppliers and customers;

•	risks associated with entering new markets in which we have no or limited prior experience;

•	potential loss of key employees of acquired businesses; and

•	increased legal and accounting costs as a result of the newly adopted rules and regulations related to the Sarbanes-Oxley Act of 2002.

If we fail to properly evaluate and execute acquisitions and strategic investments, our management team may be distracted from our day-to-day operations, our business may be disrupted and our operating results may suffer. In addition, if we finance acquisitions by issuing equity or convertible debt securities, our stockholders would be diluted.

Nevada law and provisions in our charter documents may delay or prevent a potential takeover bid that would be beneficial to common stockholders.

Our articles of incorporation and our bylaws contain provisions that may enable our board of directors to discourage, delay or prevent a change in our ownership or in our management. In addition, these provisions could limit the price that investors would be willing to pay in the future for shares of our common stock. These provisions include the following:

•	our board of directors may fill vacancies on the board of directors;

•	our stockholders are permitted to remove members of our board of directors only upon the vote of at least two-thirds of the outstanding shares of stock entitled to vote at a meeting called for such purpose or by written consent;

•	stockholder proposals and nominations for directors to be brought before an annual meeting of our stockholders must comply with advance notice procedures, which require that all such proposals and nominations must be received at our principal executive offices not less than 90 days nor more than 120 days prior to the first anniversary date of the annual meeting for the preceding year;

•	our bylaws provide that a special meeting of stockholders may be called only by our president, secretary, board of directors or the holders of a majority of our outstanding stock entitled to vote at a meeting called for such purpose or by a written consent; and

•	our board of directors is expressly authorized to make, alter or repeal our bylaws.

In addition, provisions of the Nevada Revised Statutes provide that a person acquiring a controlling interest in an issuing corporation, and those acting in association with such person, obtain only such voting rights in the control shares as are conferred by stockholders (excluding such acquiring and associated persons) holding a majority of the voting power of the issuing corporation. For purposes of these provisions, “issuing corporation” means a corporation organized in Nevada which has 200 or more stockholders of record, at least 100 of whom have addresses in Nevada on the corporation’s stock ledger, and does business in Nevada directly or through an affiliate, and “controlling interest” means the ownership of outstanding voting shares enabling the acquiring person to exercise (either directly or in association with others) one-fifth or more but less than one-third, one-third but less than a majority, or a majority or more of the voting power of the issuing corporation in the election of directors. Accordingly, the provisions could require multiple votes with respect to voting rights in share acquisitions effected in separate stages, and the effect of these provisions may be to discourage, delay or prevent a change in control of our company.

Our stock price may be volatile and you may not be able to resell our shares at a profit or at all.

To date, there has been a limited public market for the shares of our common stock. The trading price of our common stock could fluctuate due to the factors discussed in this “Risk Factors” section and elsewhere in this prospectus. The trading market for our common stock also may be influenced by the research and reports that industry or securities analysts publish about us or our industry. If one or more of the analysts who cover us in the future were to publish an unfavorable research report or to downgrade our stock, our stock price likely would decline. If one or more of these analysts were to cease coverage of our company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to decline.

In addition, the stock market in general, and technology companies in particular, have experienced extreme price and volume fluctuations. These trading prices and valuations may not be sustainable. These broad market and industry factors may decrease the market price of our common stock, regardless of our actual operating performance. In the past, following periods of volatility in the market price of a company’s securities, securities class action litigation has often been instituted against that company. This litigation, if instituted against us, could result in substantial costs and a diversion of our management’s attention and resources.

Sales of common stock issuable on the exercise of outstanding options and warrants may depress the price of the common stock.

As of March 31, 2005, there were outstanding options and warrants to purchase 3,138,196 shares of our common stock, of which options and warrants for approximately 1,659,988 shares were exercisable at that time. The exercise prices for the options and warrants range from $0.07 to $4.68 per share with a weighted average exercise price of approximately $2.11. Options and warrants to purchase approximately 1,478,208 shares will become exercisable over the next three years. In the future we may issue additional shares of common stock, convertible securities, options and warrants. The issuance of shares of common stock issuable upon the exercise of convertible securities, options or warrants could cause substantial dilution to holders of common stock. It also could negatively affect the terms on which we could obtain equity financing.

Future sales of our common stock may depress our stock price.

Sales by our current stockholders of a substantial number of shares, or the expectation that such sales may occur, could significantly reduce the market price of our common stock.

The holders of shares representing approximately 44% of our outstanding common stock as of March 31, 2005 have agreed with the underwriters of our recently completed public offering to be bound by a 90-day lock-up agreement that generally prohibits these holders from selling or transferring their stock until June 1, 2005, subject to specified exceptions. However, First Albany Capital Inc., on behalf of the underwriters, at their discretion can waive the restrictions of the lock-up agreements at an earlier time without prior notice or announcement and allow our stockholders to sell their shares of our common stock in the public market. If the restrictions of the lock-up agreements are waived, additional shares of our common stock will be available for sale into the market, subject only to applicable securities rules and regulations, which may cause our stock price to decline.

We have also registered pursuant to a registration statement on Form S-8 (File No. 333-123025), 7,090,326 shares of our common stock that we may issue under our employee benefits plans. As a result, these shares can be freely sold in the public market upon issuance, subject to volume and other restrictions under the securities laws applicable to our affiliates and the lock-up agreements described above. If these stockholders cause a large number of securities to be sold in the public market, the sales could reduce the trading price of our common stock. These sales also could impede our ability to raise future capital.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus, including information incorporated by reference in this prospectus, contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements relate to future events, our future financial performance, growth of our target market and growth of the worldwide telecommunications markets, future demand for our products, the acceptance and growth of CDMA-based wireless systems and similar expectations. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. You can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expects,” “intends,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential,” “continues” or the negative of these terms or other comparable terminology. These risks and other factors include those listed under “Risk Factors” and in other documents incorporated by reference in this prospectus. Except as required by law, we undertake no obligation to update any forward-looking statements to reflect events or circumstances that occur after the date on which such statement is made.

This prospectus contains statistical data that we obtained from industry sources. These sources generally indicate that they have obtained their information from sources believed to be reliable, but do not guarantee the accuracy or completeness of the information. Although we believe that the industry sources are reliable, we have not independently verified their data.

USE OF PROCEEDS

We will not receive any proceeds from any sales of common stock by any of the selling stockholders. If all the warrants to purchase the common stock covered by this prospectus are exercised in full, we would receive gross proceeds of approximately $237,893, which we will use for working capital and general corporate purposes. There can be no assurance that the selling stockholders will choose to exercise any of the warrants.

ISSUANCES OF SECURITIES TO SELLING STOCKHOLDERS

Issuances of Shares of Common Stock to ComVentures

In private placements closing in October 2004, February 2005 and March 2005, we issued and sold an aggregate of 1,603,605 shares of our common stock to ComVentures V, L.P., ComVentures V-B CEO Fund, L.P. and ComVentures V Entrepreneurs’ Fund, L.P, all of which are private equity funds managed by ComVentures of Palo Alto, California. We refer to these funds collectively as “ComVentures.” Of the 1,603,605 shares purchased by ComVentures, the purchase price was $3.60 per share with respect to 833,334 shares, $3.70 per share with respect to 270,271 shares, and $4.00 per share with respect to 500,000 shares, resulting in cash proceeds to us of approximately $6.0 million in the aggregate.

We agreed to use our best efforts to file a registration statement on or before March 31, 2005, of which this prospectus is a part, to register for resale:

•	1,603,605 shares purchased from us by ComVentures in the October 2004, February 2005 and March 2005 private placements;

•	1,200,000 shares purchased by ComVentures from three of our stockholders in private transactions occurring in October 2004;

•	170,000 shares purchased by ComVentures in open market transactions occurring in February 2005; and

•	20,000 shares purchased by ComVentures in open market transactions occurring in March 2005.

We also agreed to use reasonable efforts to have the registration statement declared effective as soon as possible after filing, and in no event later than 90 days after filing. Once the registration statement is effective, we have agreed to keep it effective until such time as we reasonably determine, based on an opinion of counsel, that ComVentures or its successors will be eligible to sell all the registered shares then owned by them without continued registration in the three month period immediately following the termination of the effectiveness of the registration statement. In any event, our registration obligations will terminate automatically on the second anniversary of the effective date of the registration statement.

Issuance of Warrant to Laurus Master Fund, Ltd.

In August, 2004, we completed the sale and issuance of a $1 million secured convertible term note pursuant to a securities purchase agreement to an institutional investor, Laurus Master Fund, Ltd. The note that we issued to Laurus was in addition to a $3 million secured convertible term note that we issued to Laurus in March 2004 on similar terms. On March 31, 2005, following the conversion of $2.37 million of principal due under the $3 million note into 750,000 shares of our common stock, we redeemed all outstanding balances due under the $3 million note and the $1 million note for a cash payment of approximately $1.5 million. This amount represents 115% of the principal due under the $3 million note and 120% of the principal due under the $1 million note plus accrued interest through March 30, 2005.

In connection with the sale of the $1 million note, we also issued to Laurus a warrant exercisable for 33,334 shares of our common stock that is exercisable until August 18, 2011. The exercise prices of the warrant are as follows: $3.31 per share for 16,000 shares, $3.59 per share for 8,000 shares, and $3.88 per share for 9,334 shares. In addition to this warrant, Laurus currently holds a warrant exercisable for 100,000 shares of our common stock that we issued in connection with the sale of the $3 million note in March 2004.

Laurus is not entitled to receive shares upon exercise of the warrant if such receipt would cause Laurus to hold in excess of 4.99 % of the outstanding shares of our common stock on the date of issuance of such shares.

In connection with the August 2004 financing, we paid Laurus Capital Management, LLC, manager of the purchaser, a fee of $36,000, which represented 3.6% of the principal of the convertible note.

We agreed to file by October 2, 2004 a registration statement, of which this prospectus is a part, covering the resale of the shares of common stock obtainable upon the conversion of the note and the exercise of the warrants held by Laurus that were issued in August 2004. We also agreed to use our reasonable commercial efforts to have the registration statement declared effective on or before November 17, 2004, and to keep the registration statement effective until that date when all the shares issuable upon the conversion of the note or upon the exercise of the warrants held by Laurus have been sold or may be sold immediately without registration or without volume restrictions under Rule 144(k), whichever date is earlier.

Because the registration statement was not declared effective on or before November 17, 2004, we became obligated to pay to Laurus as liquidated damages $10,000, representing 1% of the original principal amount of the note, for each 30 day period (pro-rated for partial periods) commencing November 18, 2004 until the registration statement is declared effective.

Issuance of Warrants to Consultants and Finders

In July 2003, we issued to Coffin Partners LLC a warrant to purchase 20,000 shares of our common stock at an exercise price of $3.50 per share in consideration of investor relations services rendered. The warrant expires on July 9, 2008. Pursuant to the terms of the warrant, we are registering in the registration statement, of which this prospectus is a part, up to 20,000 shares, issuable upon exercise of the warrant, for resale by Coffin Partners LLC.

In August 2004, in consideration of finder services rendered by Monico Capital Partners, LLC in connection with our August 2004 convertible term note and warrant financing with Laurus Master Fund, Ltd, we issued to Curtis Leahy and Grant Bettingen, Inc. (“GBI”), as assignees of Monico, warrants to purchase an aggregate of 15,822 shares of our common stock at an exercise price of $3.16 per share. The warrants expire on August 18, 2009. Pursuant to the terms of the retail/institutional engagement agreement with Monico under which we became obligated to issue the warrants to Monico, we are registering in the registration statement, of which this prospectus is a part, up to 15,822 shares, issuable upon the exercise of the warrants, for resale by Mr. Leahy and GBI.

SELLING STOCKHOLDERS

The table below presents certain information about persons for whom we are registering shares of our common stock for resale to the public. The table lists, in each case as of March 31, 2005:

1. the name of each selling stockholder;

2. the position, office, or other material relationship, if any, which the selling stockholder has had within the past three years with us or any of our predecessors or affiliates;

3. the number of shares each selling stockholder beneficially owns;

4. how many shares of common stock the selling stockholder may resell under this prospectus; and

5. assuming each selling stockholder sells all the shares listed next to his or its name and acquires no additional shares, how many shares of common stock each selling stockholder will beneficially own after completion of the offering.

Beneficial ownership is determined in accordance with rules promulgated by the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. This table is based upon information supplied to us by the selling stockholders and information filed with the SEC. Except as otherwise indicated, we believe that the persons or entities named in the table have sole voting and investment power with respect to all shares of the common stock shown as beneficially owned by them, subject to community property laws where applicable. The percent of beneficial ownership for each stockholder is based on 22,015,992 shares of our common stock outstanding as of March 31, 2005.

The term “selling stockholder” includes the stockholders listed below and their transferees, pledgees, donees or other successors.

Each of the selling stockholders that is a registered broker-dealer or is affiliated with a registered broker-dealer purchased the shares offered by this prospectus in the ordinary course of business and had no understandings, directly or indirectly, with any person to distribute the shares at the time of purchase.

We may amend or supplement this prospectus from time to time in the future to update or change this list of selling stockholders and shares which may be resold.

	Beneficial Ownership Prior to the Offering				Shares to be Sold in the Offering	Beneficial Ownership After the Offering(6)
Selling Stockholder	Common Shares	Issuable Upon Conversion or Exercise	Total Beneficially Owned	Percent
						Shares	Percent
ComVentures V, L.P.(1)	2,808,020	0	2,808,020	12.8%	2,808,020	—	*
ComVentures V-B CEO Fund, L.P.(1)	174,095	0	174,095	*	174,095	—	*
ComVentures V Entrepreneurs’ Fund, L.P.(1)	11,490	0	11,490	*	11,490	—	*
Laurus Master Fund, Ltd.(2)	750,000	133,334	883,334	4.0%	33,334	850,000	3.8%
Coffin Partners LLC(3)	—	20,000	20,000	*	20,000	—	*
Curtis Leahy(4)	—	43,430	43,430	*	12,576	30,854	*
Grant Bettingen, Inc.(5)	4,900	3,246	8,146	*	3,246	4,900	*

*	Less than one percent
(1)

Roland Van der Meer, James L. McLean, Michael P. Rolnick, and Clifford H. Higgerson, members of ComVen V, LLC, share voting and dispositive power over the shares beneficially owned by ComVentures V, L.P., ComVentures V-B CEO Fund, L.P. and ComVentures V Entrepreneurs’ Fund, L.P, but disclaim beneficial ownership of such shares, except to the extent of their pecuniary interests therein. ComVen V,

LLC is the general partner of ComVentures V, L.P., ComVentures V-B CEO Fund, L.P. and ComVentures V Entrepreneurs’ Fund, L.P. The selling stockholder is neither a registered broker-dealer nor an affiliate of a registered broker-dealer.

(2)	Laurus Capital Management, LLC is the entity that exercises voting and investment power on behalf of the selling stockholder, and David Grin and Eugene Grin are the natural persons who exercise voting power over Laurus Capital Management, LLC. The selling stockholder is neither a registered broker-dealer nor an affiliate of a registered broker-dealer. Beneficial ownership includes 133,334 shares obtainable upon exercise of warrants exercisable within 60 days of March 31, 2005.
(3)	William F. Coffin exercises voting and dispositive power over the shares beneficially owned by the selling stockholder. Beneficial ownership includes 20,000 shares obtainable upon exercise of a warrant exercisable within 60 days of March 31, 2005. The selling stockholder is neither a registered broker-dealer nor an affiliate of a registered broker-dealer.
(4)	Beneficial ownership includes 43,430 shares obtainable upon exercise of warrants exercisable within 60 days of March 31, 2005. Mr. Leahy is affiliated with a registered broker-dealer and NASD member.
(5)	Grant Bettingen exercises voting and dispositive power over the shares beneficially owned by the selling stockholder. Beneficial ownership includes 3,246 shares obtainable upon exercise of a warrant exercisable within 60 days of March 31, 2005. The selling stockholder is a registered broker-dealer and NASD member.
(6)	Assumes that all shares included in this prospectus are sold and that the selling stockholder does not acquire any additional shares of common stock.

PLAN OF DISTRIBUTION

The selling stockholders and any of their pledgees, donees, assignees and successors-in-interest may, from time to time, sell any or all of their shares included in this prospectus on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. The selling stockholders may use any one or more of the following methods when selling shares:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	settlement of short sales;

•	broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.

The selling stockholders may also sell shares under Rule 144 under the Securities Act, if available, rather than under this prospectus.

Broker-dealers engaged by the selling stockholders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling stockholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. The selling stockholders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved.

The selling stockholders may from time to time pledge or grant a security interest in some or all of the shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock from time to time under this prospectus, or under a supplement to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus.

The selling stockholders and any broker-dealers or agents that are involved in selling the shares may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. Each selling stockholder who is a broker-dealer or an affiliate of a broker-dealer has informed us that it does not have any agreement or understanding, directly or indirectly, with any person to distribute its shares.

We are required to pay all fees and expenses incident to the registration of the shares. We have agreed to indemnify certain selling stockholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

The selling stockholders are subject to the applicable provisions of the Exchange Act and the rules and regulations thereunder, including Regulation M. This regulation may limit the timing of purchases and sales of any of the shares by the selling stockholders. The anti-manipulation rules under the Exchange Act may apply to sales of shares in the market and to the activities of the selling stockholders and their affiliates. Furthermore, Regulation M may restrict the ability of any person engaged in the distribution of the shares to engage in market-making activities with respect to the particular securities being distributed for a period of up to five business days before the distribution. These restrictions may affect the marketability of the shares and the ability of any person or entity to engage in market-making activities with respect to the shares.

LEGAL MATTERS

The validity of the shares of common stock offered under this prospectus will be passed upon for us by Sheppard, Mullin, Richter & Hampton LLP, San Diego, California.

EXPERTS

Our consolidated financial statements as of December 31, 2003 and 2004 and for the years then ended are incorporated by reference herein and in the registration statement in reliance upon the report of our independent registered public accounting firm, Gumbiner Savett Inc., which is incorporated herein by this reference, and upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

This prospectus is part of a registration statement we filed with the SEC. You should rely only on the information contained in this prospectus or incorporated by reference. We have not authorized anyone else to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front page of this prospectus, regardless of the time of delivery of this prospectus or any sale of common stock.

We are a reporting company and file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any document we file with the SEC at the SEC’s Public Reference Rooms at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our filings with the SEC are also available to the public from the SEC’s web site at http://www.sec.gov.

INFORMATION INCORPORATED BY REFERENCE

We have elected to “incorporate by reference” certain information into this prospectus. By incorporating by reference, we can disclose important information to you by referring you to another document we have filed with the SEC. The information incorporated by reference is deemed to be part of this prospectus, except for information incorporated by reference that is superseded by information contained in this prospectus. This prospectus incorporates by reference the documents set forth below that we have previously filed with the SEC:

•	Our annual report on Form 10-KSB for the fiscal year ended December 31, 2004, filed with the SEC on February 4, 2005;

•	Our current reports on Form 8-K filed with the SEC on January 12, 2005, January 28, 2005 (as amended February 1, 2005), February 7, 2005, February 10, 2005 (as amended February 22, 2005), February 22, 2005, and March 4, 2005; and

•	The description of our common stock, which is contained in the registration statement on Form 8-A filed with the SEC on April 28, 2004.

We also incorporate by reference all documents we file pursuant to Section 13(a), 13(c), 14 or 15 of the Exchange Act after the date of the initial registration statement and prior to effectiveness of the registration statement. All documents we file in the future pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and prior to the termination of the offering are also incorporated by reference and are an important part of this prospectus.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this registration statement to the extent that a statement contained herein or in any other subsequently filed document which also is or deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this registration statement.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution.

The following table sets forth an estimate of the fees and expenses relating to the issuance and distribution of the securities being registered hereby, other than underwriting discounts and commissions, all of which shall be borne by Axesstel, Inc. (the “registrant” or the “Company”). All of such fees and expenses, except for the SEC Registration Fee, are estimated:

SEC registration fee	$1,500
Transfer agent’s fees and expenses	$1,000
Legal fees and expenses	$20,000
Printing fees and expenses	$2,500
Accounting fees and expenses	$5,000
Miscellaneous fees and expenses	$2,500

Item 15. Indemnification of Officers and Directors

As permitted by Section 78.7502 of the Nevada Revised Statutes (the “NRS”), our articles of incorporation provide that we shall indemnify each person who is or was or who has agreed to become one of our directors or officers to the full extent permitted by the NRS or any other applicable laws. Consequently, our directors and officers generally will not be personally liable to us or our stockholders for monetary damages unless:

•	The director’s or officer’s act or failure to act constitutes a breach of his fiduciary duties as a director or officer, and his breach of those duties involves intentional misconduct, fraud or a knowing violation of law; or

•	The director or officer does not act in good faith and in a manner which he reasonably believes to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, the director or officer has reasonable cause to believe his conduct was unlawful.

Our articles of incorporation also provide that no amendment or repeal of the articles of incorporation shall apply to or have any effect on the right to indemnification permitted or authorized thereunder for or with respect to claims asserted before or after such amendment or repeal arising from acts or omissions occurring in whole or in part before the effective date of such amendment or repeal.

Our bylaws provide that we shall indemnify to the fullest extent authorized by law any person made or threatened to be made a party to an action or a proceeding, whether criminal, civil, administrative or investigative, by reason of the fact that such person or such person’s legal representative was or is one of our (or any of our predecessor’s) directors or officers or serves or served any other enterprise as a director or officer at our or our predecessor’s request. Our bylaws also provide that we must pay the expenses that any of our officers or directors incur in defending a civil or criminal action, suit or proceeding as they are incurred and in advance of the final disposition of the action, suit or proceeding upon receipt of an undertaking by or on behalf of the director or officer to repay the amount if it is ultimately determined by a court of competent jurisdiction that he is not entitled to indemnification by us. Our bylaws also provide that we may enter into one or more agreements with any person which provides for indemnification greater or different than that provided in such bylaws.

We have entered into and expect to continue to enter into indemnification agreements with certain of our directors and officers. Generally, these agreements attempt to provide the maximum protection permitted by law with respect to indemnification. The indemnification agreements provide that we will maintain directors’ and officers’ liability insurance in reasonable amounts from established insurers, subject to certain limitations. The indemnification agreements also provide for partial indemnification for a portion of expenses incurred by a director or officer even if the director or officer is not entitled to indemnification for the total amount. We believe that these bylaw provisions and indemnification agreements are necessary to attract and retain qualified persons as directors and officers.

We currently maintain insurance on behalf of any person who is a director or officer against any loss arising from any claim asserted against him and incurred by him in any such capacity, subject to certain exclusions.

At present, we are not aware of any pending litigation or proceeding involving any person who is or was a director, officer, employee or other agent of ours or is or was serving at our request as a director, officer, employee or agent of another entity regarding which indemnification is sought, and we are not aware of any threatened litigation that may result in claims for indemnification.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling our company pursuant to the foregoing provisions, we have been informed that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 16. Exhibits

Exhibit Number	Description of Document

4.1	Stock Purchase Agreement dated October 12, 2004 between the registrant and ComVentures V, L.P., ComVentures V-B CEO Fund, L.P. and ComVentures V Entrepreneurs’ Fund, L.P.(1)

4.2	Stock Purchase Agreement dated February 2, 2005 between the registrant and ComVentures V, L.P., ComVentures V-B CEO Fund, L.P. and ComVentures V Entrepreneurs’ Fund, L.P.(2)

4.3	Stock Purchase Agreement dated March 3, 2005 between the registrant and ComVentures V, L.P., ComVentures V-B CEO Fund, L.P. and ComVentures V Entrepreneurs’ Fund, L.P.(3)

4.4	Securities Purchase Agreement dated as of August 18, 2004 between the registrant and Laurus Master Fund, Ltd.(4)

4.5	Common Stock Purchase Warrant dated as of August 18, 2004 between the registrant and Laurus Master Fund, Ltd.(5)

4.6	Registration Rights Agreement dated as of August 18, 2004 between the registrant and Laurus Master Fund, Ltd.(6)

4.7	Warrant to Purchase Common Stock dated July 9, 2003 issued by the registrant to Coffin Partners LLC*

4.8	Form of Common Stock Purchase Warrant dated August 19, 2004 issued by the registrant to Curtis Leahy and Grant Bettingen, Inc.*

4.9	Retail/Institutional Engagement Agreement dated February 24, 2004 between the registrant and Monico Capital Partners, LLC*

4.10	Articles of Incorporation of the registrant, as amended(7)

4.11	Amended and Restated Bylaws of the registrant(8)

5.1	Opinion of Sheppard, Mullin, Richter & Hampton LLP*

Exhibit Number	Description of Document

23.1	Consent of Gumbiner Savett Inc.*

23.2	Consent of Sheppard, Mullin, Richter & Hampton LLP, counsel to the registrant. Reference is made to Exhibit 5.1.

*	Filed herewith.
(1)	Incorporated by reference to Exhibit 99.1 of the Form 8-K filed on October 15, 2004.
(2)	Incorporated by reference to Exhibit 10.58 of the Amendment No. 2 to Form SB-2 filed on February 4, 2005.
(3)	Incorporated by reference to Exhibit 10.1 of the Form 8-K filed on March 4, 2005.
(4)	Incorporated by reference to Exhibit 99.1 of the Form 8-K filed on August 20, 2004.
(5)	Incorporated by reference to Exhibit 99.2 of the Form 8-K filed on August 20, 2004.
(6)	Incorporated by reference to Exhibit 99.4 of the Form 8-K filed on August 20, 2004.
(7)	Incorporated by reference to Exhibit 3.1 of the Amendment No. 1 to Form SB-2 filed on October 29, 2004.
(8)	Incorporated by reference to Exhibit 3.1 of the Form 8-K filed on November 10, 2004.

Item 17. Undertakings.

The undersigned registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended;

(ii)	To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii)	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that subparagraphs (i) and (ii) above do not apply if the information required to be included in a post-effective amendment by these subparagraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in this registration statement.

(2)	That, for the purpose of determining any liability under the Securities Act of 1933, as amended, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, as amended, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers, and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Diego, State of California, on March 31, 2005.

AXESSTEL, INC.

By:	/s/ MIKE H.P. KWON
Mike H.P. Kwon Chairman and Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Mike H.P. Kwon and David Morash and each of them acting individually, as his true and lawful attorneys-in-fact and agents, each with full power of substitution, for him in any and all capacities, to sign any and all amendments to this registration statement, including post-effective amendments or any abbreviated registration statement and any amendments thereto filed pursuant to Rule 462(b) increasing the number of securities for which registration is sought, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, with full power of each to act alone, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully for all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or his or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the date indicated.

Name	Title	Date

/s/ MIKE H.P. KWON Mike H.P. Kwon	Chairman of the Board (Director) and Chief Executive Officer (Principal Executive Officer)	March 31, 2005

/s/ DAVID MORASH David Morash	President, Chief Operating Officer and Acting Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	March 31, 2005

/s/ LIXIN CHENG Lixin Cheng	Director	March 31, 2005

/s/ HARRY CASARI Harry Casari	Director	March 31, 2005

/s/ JAI BHAGAT Jai Bhagat	Director	March 31, 2005

/s/ ERIC SCHULTZ Eric Schultz	Director	March 31, 2005

Name	Title	Date

/s/ SEUNG TAIK YANG Seung Taik Yang	Director	March 31, 2005

/s/ ÅKE PERSSON Åke Persson	Director	March 31, 2005

/s/ HAYDN HSIEH Haydn Hsieh	Director	March 31, 2005

INDEX TO EXHIBITS

Exhibit Number	Description of Document

4.1	Stock Purchase Agreement dated October 12, 2004 between the registrant and ComVentures V, L.P., ComVentures V-B CEO Fund, L.P. and ComVentures V Entrepreneurs’ Fund, L.P. (1)

4.2	Stock Purchase Agreement dated February 2, 2005 between the registrant and ComVentures V, L.P., ComVentures V-B CEO Fund, L.P. and ComVentures V Entrepreneurs’ Fund, L.P. (2)

4.3	Stock Purchase Agreement dated March 3, 2005 between the registrant and ComVentures V, L.P., ComVentures V-B CEO Fund, L.P. and ComVentures V Entrepreneurs’ Fund, L.P. (3)

4.4	Securities Purchase Agreement dated as of August 18, 2004 between the registrant and Laurus Master Fund, Ltd. (4)

4.5	Common Stock Purchase Warrant dated as of August 18, 2004 between the registrant and Laurus Master Fund, Ltd. (5)

4.6	Registration Rights Agreement dated as of August 18, 2004 between the registrant and Laurus Master Fund, Ltd. (6)

4.7	Warrant to Purchase Common Stock dated July 9, 2003 issued by the registrant to Coffin Partners LLC*

4.8	Form of Common Stock Purchase Warrant dated August 19, 2004 issued by the registrant to Curtis Leahy and Grant Bettingen, Inc.*

4.9	Retail/Institutional Engagement Agreement dated February 24, 2004 between the registrant and Monico Capital Partners, LLC*

4.10	Articles of Incorporation of the registrant, as amended (7)

4.11	Amended and Restated Bylaws of the registrant (8)

5.1	Opinion of Sheppard, Mullin, Richter & Hampton LLP*

23.1	Consent of Gumbiner Savett Inc.*

23.2	Consent of Sheppard, Mullin, Richter & Hampton LLP, counsel to the registrant. Reference is made to Exhibit 5.1.

*	Filed herewith.
(1)	Incorporated by reference to Exhibit 99.1 of the Form 8-K filed on October 15, 2004.
(2)	Incorporated by reference to Exhibit 10.58 of the Amendment No. 2 to Form SB-2 filed on February 4, 2005.
(3)	Incorporated by reference to Exhibit 10.1 of the Form 8-K filed on March 4, 2005.
(4)	Incorporated by reference to Exhibit 99.1 of the Form 8-K filed on August 20, 2004.
(5)	Incorporated by reference to Exhibit 99.2 of the Form 8-K filed on August 20, 2004.
(6)	Incorporated by reference to Exhibit 99.4 of the Form 8-K filed on August 20, 2004.
(7)	Incorporated by reference to Exhibit 3.1 of the Amendment No. 1 to Form SB-2 filed on October 29, 2004.
(8)	Incorporated by reference to Exhibit 3.1 of the Form 8-K filed on November 10, 2004.